UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BMR Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055970 10 7
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Andre
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 1,100,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,100,000
WITH	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000 shares of common stock held individually.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.2%
12		TYPE OF REPORTING PERSON* In - Individual

CUSIP No.	13G	Page 3 of 4 Pages

Item 1.

(a)
Name of Issuer: BMR Solutions, Inc.
(b)
Address of Issuer’s Principal Executive Offices: 1184 Rutland Road, Suite 2, Newport Beach, CA 92660

Item 2.

(a)
    Name of Person Filing: Mark Andre
(b)
    Address of Principal Business Office or, if none, Residence : 1184 Rutland Road, Suite 2, Newport Beach, CA 92660
(c)
    Citizenship: United States of America
(d)
    Title of Class of Securities: Common Stock
(e)
    CUSIP Number: 055970 10 7

Item 3.

    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.

    Ownership.
See Item 5 through 9 and 11 of cover page.

Item 5.
    Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.
    Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.
    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.
    Identification and Classification of Members of the Group.
Not Applicable.

Item 9.
    Notice of Dissolution of Group.
Not Applicable.

Item 10.
    Certification
Not Applicable.

*	Calculated based on 3,638,750 shares of the Issuer’s common stock outstanding as of December 31, 2006.

CUSIP No.	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2008	Signature:	/s/ Mark Andre
	Name:	Mark Andre